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                                                     Registration No. 333-52874




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM T-1

        STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
                OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(B)(2) X

                           WILMINGTON TRUST COMPANY
             (Exact name of trustee as specified in its charter)


        Delaware                                         51-0055023
(State of incorporation)                   (I.R.S. employer identification no.)

                               Rodney Square North
                            1100 North Market Street
                           Wilmington, Delaware 19890
                   (Address of principal executive offices)

                              Cynthia L. Corliss
                       Vice President and Trust Counsel
                           Wilmington Trust Company
                             Rodney Square North
                           Wilmington, Delaware 19890
                                 (302) 651-8516
          (Name, address and telephone number of agent for service)

                            WINN-DIXIE STORES INC.
     (and certain subsidiaries named in "Table of Additional Registrants"
                            on the following page)
             (Exact name of obligor as specified in its charter)


        Florida                                          59-0519290
(State of incorporation)                    (I.R.S. employer identification no.)

          5050 Edgewood Court
         Jacksonville, Florida                           32254-3699
(Address of principal executive offices)                 (Zip Code)


     Debt Securities, Warrants to Purchase Debt Securities and Guarantees
                     (Title of the indenture securities)





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                         TABLE OF ADDITIONAL REGISTRANTS
                   UNDER REGISTRATION STATEMENT ON FORM S-3

         The following subsidiaries of Winn-Dixie are co-registrants under this registration statement for the purpose of providing guarantees, if any, of payments on debt securities registered hereunder:


-----------------------------------------------------------------------------------------
SUBSIDIARY                       STATE OF ORGANIZATION    IRS EMPLOYER IDENTIFICATION NO.
-----------------------------------------------------------------------------------------
Astor Products, Inc.             Florida                  59-0858632
-----------------------------------------------------------------------------------------
Crackin' Good, Inc.              Florida                  59-3652948
-----------------------------------------------------------------------------------------
Deep South Products, Inc.        Florida                  59-0855905
-----------------------------------------------------------------------------------------
Dixie Packers, Inc.              Florida                  59-1288553
-----------------------------------------------------------------------------------------
Monterey Canning Co.             California               59-0875338
-----------------------------------------------------------------------------------------
Winn-Dixie Charlotte, Inc.       Florida                  59-3264623
-----------------------------------------------------------------------------------------
Winn-Dixie Logistics, Inc.       Florida                  59-3652949
-----------------------------------------------------------------------------------------
Winn-Dixie Louisiana, Inc.       Florida                  72-0488573
-----------------------------------------------------------------------------------------
Winn-Dixie Montgomery, Inc.      Florida                  59-1212119
-----------------------------------------------------------------------------------------
Winn-Dixie Procurement, Inc.     Florida                  59-3652951
-----------------------------------------------------------------------------------------
Winn-Dixie Raleigh, Inc.         Florida                  56-0670665
-----------------------------------------------------------------------------------------






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ITEM 1. GENERAL INFORMATION.

                  Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

                  Federal Deposit Insurance Co.        State Bank Commissioner
                  Five Penn Center                     Dover, Delaware
                  Suite #2901
                  Philadelphia, PA

         (b)      Whether it is authorized to exercise corporate trust powers.

                  The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR.

                  If the obligor is an affiliate of the trustee, describe each affiliation:

                  Based upon an examination of the books and records of the trustee and upon information furnished by the obligor, the obligor is not an affiliate of the trustee.

ITEM 3.  LIST OF EXHIBITS.

                  List below all exhibits filed as part of this Statement of Eligibility and Qualification.

         A. Copy of the Charter of Wilmington Trust Company, which includes the certificate of authority of Wilmington Trust Company to commence business and the authorization of Wilmington Trust Company to exercise corporate trust powers.

         B.       Copy of By-Laws of Wilmington Trust Company.

         C. Consent of Wilmington Trust Company required by Section 321(b) of Trust Indenture Act.

         D.       Copy of most recent Report of Condition of Wilmington Trust
                  Company.

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust Company, a corporation organized and existing under the laws of Delaware, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the 5th day of March, 2001.


                                              WILMINGTON TRUST COMPANY
[SEAL]

Attest: /s/ Anita E. Dallago                  By: /s/ Donald G. MacKelcan
       ------------------------------            -------------------------------
       Assistant Secretary                    Name: Donald G. MacKelcan
                                              Title: Vice President


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